UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVERYDAY HEALTH, INC.

(Name of Subject Company)

EVERYDAY HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

300415 106

(CUSIP Number of Class of Securities)

Alan Shapiro

Executive Vice President

& General Counsel

Everyday Health, Inc.

345 Hudson Street, 16th Floor

New York, NY 10014

(646) 728-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Babak Yaghmaie

Darren DeStefano

Ron Hopkinson

Cooley LLP

1114 Avenue of the Americas

New York, NY 10036-7798

(212) 479-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 21, 2016, Everyday Health, Inc. (“Everyday Health”) issued a press release announcing the entry into an Agreement and Plan of Merger (the “Merger Agreement”) with Ziff Davis, LLC (“Ziff Davis”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Project Echo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ziff Davis (the “Purchaser”), will commence a tender offer (the “Offer”) no later than November 1, 2016, to acquire all of the outstanding shares of common stock of the Company at a purchase price of $10.50 per share in cash (the “Offer Price”), without interest, subject to any required withholding of taxes.

Following the completion of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into Everyday Health, with Everyday Health surviving as a wholly-owned subsidiary of Ziff Davis (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Letter to Everyday Health employees, first sent on October 21, 2016.

(ii)	Employee FAQs, first used on October 21, 2016.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company on October 21, 2016 (including all exhibits attached thereto) is incorporated herein by reference.